FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 7, 2002

DATAMIRROR CORPORATION

(Registrant’s name)

3100 Steeles Avenue East, Suite 700

Markham, Ontario, Canada   L3R 8T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

___X___

Form 40-F

______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

______

No

___X___

Documents Included as Part of this Report

No.

Document

1.

Press Release dated November 7, 2002.

Contacts:

Tracy Staniland	Peter Cauley	Stephen Greene
Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror Corporation	DataMirror Corporation	617-587-2872
905-415-0310 ext. 274	905-415-0310 ext. 271	sgreene@brodeur.com
tstaniland@datamirror.com	pcauley@datamirror.com

Park Place Entertainment Selects DataMirror Transformation Server

Real-time Data Integration Supports Central Hotel Reservation System

TORONTO, CANADA - November 7th, 2002 - DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, today announced that Park Place Entertainment, the world’s largest gaming company, has extended its investment in DataMirror Transformation Server™ software to help maintain and enhance the premier standards of service that its guests have come to expect. Park Place Entertainment owns, manages or has an interest in 28 gaming properties operating under the Caesars, Bally’s, Flamingo, Grand Casinos, Hilton and Paris brand names with a total of approximately two million square feet of gaming space, 29,000 hotel rooms and 55,000 employees worldwide.

Park Place Entertainment has implemented DataMirror Transformation Server to provide the real-time data integration and synchronization required to support its Central Reservation System, which allows guests to quickly and conveniently make reservations using a central 1-800 number. Transformation Server works in conjunction with another software system to ensure that any changes made to the reservation database are synchronized in real-time across Park Place Entertainment’s properties in Las Vegas and Atlantic City.

“Transformation Server works behind the scenes to ensure that Park Place Entertainment’s vital reservations data is integrated and available when and where it is needed to deliver the best possible service to guests,” said Stewart Ritchie, Vice President, Sales, Americas and Asia Pacific, DataMirror. “The DataMirror solution was rigorously tested over a two-year period to ensure that it met Park Place Entertainment’s requirements and the company’s high standards for quality, reliability and performance. Park Place Entertainment has also made a long-term commitment to our technology, a testament to the confidence they have in the benefits of our solution.”

DataMirror Transformation Server is an innovative software solution that allows users to capture, transform and flow data bi-directionally and in real-time between DB2 UDB, Microsoft SQL Server, Oracle, Sybase and XML across UNIX, Linux, Microsoft Window NT/2000/XP, OS/400, OS/390 and z/OS. Transformation Server requires no programming changes to applications and databases and enables a wide range of business applications including enterprise application integration (EAI), e-Business, business intelligence and customer relationship management.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency software, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror’s comprehensive family of LiveBusiness™ solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror software unlocks the experience of now™ by providing the instant data access, integration and availability companies require today across all computers in their business.

1,700 companies have gone live with DataMirror software including Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Toronto, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon on the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. The Company disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2002 DataMirror Corporation. All rights reserved. DataMirror, Transformation Server, LiveBusiness and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 7, 2002

                                                                              DATAMIRROR CORPORATION

                                                                              By: /s/ Peter Cauley

                                                                              Peter Cauley

                                                                              Chief Financial Officer

#